Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Saudi Arabia: Signature of an agreement to form a joint venture for the exploration of gas

Paris — July 16, 2003 — Total and Royal Dutch/Shell signed an agreement with the Government of the Kingdom of Saudi Arabia to form a joint venture with the national oil company Saudi Aramco for the exploration of gas in an area of 200,000 km 2 in the southern part of the Rub Al-Khali.

Total, with a 30 % interest, is partnered with Saudi Aramco (30%) and Shell (40%), leader of the joint venture.

“Total is pleased to have signed this new agreement to enter Saudi Arabia and to be associated for the first time with Saudi Aramco, the largest producer and exporter of oil in the world. This agreement constitutes an important step in Total’s strategy in the Middle-East”, says Christophe de Margerie, Total Executive Vice President, President of Exploration and Production.